Exhibit 99.1

Alpha Tau to Present at the 42nd Annual J.P. Morgan Healthcare Conference

- The overview presentation will review some of the Company’s recent achievements, including highly promising interim results from the Company’s pancreatic cancer safety and feasibility trial as well as robust long-term data analyzed across four clinical trials -

- The Company will also be featured at the Biotech Showcase™ occurring in parallel, and will host institutional investor meetings at both conferences -

JERUSALEM, December 20, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that Chairman and CEO Uzi Sofer and CFO Raphi Levy will present a corporate overview and update at the 42nd Annual J.P. Morgan Healthcare Conference on Thursday, January 11, 2024, at 10:30 am PT / 1:30 pm ET, in San Francisco, CA, and will host institutional investor meetings at the event.

A live webcast of the presentation will be available via a link located on the “Events & Presentations” page in the Investor Relations section on the Company’s website at https://www.alphatau.com/events. The replay of the webcast will be archived on the Company’s website for 30 days following the conference.

In addition, the Company also announced plans to present on Monday, January 8, 2024 at 11:30am PT at the Biotech Showcase occurring in parallel with the Healthcare Conference in San Francisco, and will host institutional investor meetings at the event.

42nd Annual J.P. Morgan Healthcare Conference:

Presentation Date/Time: Thursday, January 11, 2024, at 10:30 am PT / 1:30 pm ET
Location: Westin St. Francis San Francisco; California East room
Webcast: Link located on the “Events & Presentations” page in the Investor Relations section on the Company’s website at https://www.alphatau.com/events

Biotech Showcase:

Presentation Date/Time: Monday, January 8, 2024 at 11:30am PT
Location: Hilton San Francisco Union Square in San Francisco; Yosemite A (Ballroom Level)
To schedule a meeting, investors can register on the Biotech Showcase: https://informaconnect.com/biotech-showcase/registration-options/.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact

IR@alphatau.com